Filed by Colombier Acquisition Corp.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

under the Securities Exchange Act of 1934, as amended

Subject Company: Colombier Acquisition Corp.

Commission File No.: 001-40457

Date: July 12, 2023

On July 12, 2023 PSQ Holdings, Inc., which is party to a previously disclosed Business Combination Agreement, dated as of February 27, 2023, with Colombier Acquisition Corp. among other parties, through its social media accounts, shared the following posts.

Instagram

@Officialpublicsq and @realmichaelseifert

@realmichaelseifert -our CEO and Founder, along with @omeedmalik -CEO and Chairman of Colombier Acquisition Corp recently appeared on @donaldjtrumpjr podcast, “Triggered.” During the episode, they engaged in a conversation about the parallel economy, the restoration of America, and highlighted PublicSq.’s pioneering efforts in achieving these goals through the PublicSq. Marketplace! 🙌

At PublicSq, we strive to provide meaningful solutions, and we are thrilled to introduce yet another solution to individuals and business owners who steadfastly believe in America’s greatness and are committed to its prosperity. By going public, ‘We the People’ will not only be able to patronize businesses that share their values, but in turn also invest in companies that uphold their values. We firmly believe that America is worth fighting for, and going public serves as a powerful means for individuals to actively participate in shaping the future of our great nation. US

Link to the SEC Legend: https://publicsq.com/sec-legend

@officialpublicsq posted this to their story:

“Thank you to the many who joined us for the PublicSq. Investment Webinar!

If you missed it, the recording is now available for you watch at your convenience.

Special thank you to:

@realmichaelseifert

@realomeedmalikam

@ayers

@bgmasters

@donaldjtrumpjr

Watch it here!”

Officialpublicsq posted this reel to their story:

“PUBLICSQ.COM/SEC-LEGEND”

Facebook

PublicSq. And Michael Seifert posted this to their Facebook:

“Michael Seifert, our CEO and Founder, along with Omeed Malik, CEO and Chairman of Colombier Acquisition Corp, recently appeared on Donald Trump Jr.’s podcast, “Triggered.” During the episode, they engaged in a conversation about the parallel economy, the restoration of America, and highlighted PublicSq.’s pioneering efforts in achieving these goals through the PublicSq. Marketplace! 🙌

At PublicSq, we strive to provide meaningful solutions, and we are thrilled to introduce yet another solution to individuals and business owners who steadfastly believe in America’s greatness and are committed to its prosperity. By going public, ‘We the People’ will not only be able to patronize businesses that share their values, but in turn also invest in companies that uphold their values. We firmly believe that America is worth fighting for, and going public serves as a powerful means for individuals to actively participate in shaping the future of our great nation. US

Link to the SEC Legend: https://publicsq.com/sec-legend”

Twitter

@officialpsq posted this video to their twitter:

With the recent buzz surrounding PublicSq's momentous move of going public via SPAC $CLBR, our CEO and Founder, @realmichaelseif, and @RealOmeedMalik, CEO and Chairman of Colombier Acquisition Corp., joined @DonaldTrumpJr. on his podcast, "Triggered." They not only discussed PublicSq's remarkable journey towards going public, but also touched upon the crucial topics of restoring America, building a parallel economy, and PublicSq's significant contributions in pursuit of these objectives. US

@PublicSq retweet @realmichaelseif:

“Just over a year ago, we launched @officialpsq nationwide to create a parallel economy for Americans sick of woke corporations. A few months later, we reached one million members faster than Spotify and Twitter. Next Thursday, we will ring the opening bell on the NYSE. We’re just getting started and people can support the the mission by purchasing $CLBR. Me and @RealOmeedMalik discuss with @MariaBartiromo.”

@officialpsq

“Thank you for joining us for the PublicSq. Investment Webinar!

If you missed it, the recording is now available for you to watch at your convenience.

Special thank you to:

@realmichaelseif @RealOmeedMalik @nick_ayers @bgmasters @DonaldJTrumpJr”

“Make sure to check out the stock $CLBR on the NYSE to support the mission”

“Link to the SEC Legend: publicsq.com/sec-legend”

LinkedIn

PublicSq. Posted on their LinkedIn:

“Michael Seifert, our CEO and Founder, along with Omeed Malik, CEO and Chairman of Colombier Acquisition Corp recently appeared on Donald Trump Jr’s podcast, “Triggered.” During the episode, they engaged in a conversation about the parallel economy, the restoration of America, and highlighted PublicSq.’s pioneering efforts in achieving these goals through the PublicSq. Marketplace! 🙌

At PublicSq, we strive to provide meaningful solutions, and we are thrilled to introduce yet another solution to individuals and business owners who steadfastly believe in America’s greatness and are committed to its prosperity. By going public, ‘We the People’ will not only be able to patronize businesses that share their values, but in turn also invest in companies that uphold their values. We firmly believe that America is worth fighting for, and going public serves as a powerful means for individuals to actively participate in shaping the future of our great nation. US

Link to the SEC Legend: https://lnkd.in/g-xCba_t”

Email

Subject: Missed the Investment Webinar? Don’t Worry, Check out the Recording!

Missed the Investments Webinar? Check out the recording

SEC Legend

Additional Information and Where to Find It

In connection with the proposed transaction (the “Proposed Transaction”), Colombier has filed a registration statement on Form S-4 (the “Registration Statement”) with, and now declared effective by, the Securities and Exchange Commission (“SEC”), which includes a preliminary proxy statement and a prospectus in connection with the Proposed Transaction. STOCKHOLDERS OF COLOMBIER ARE ADVISED TO READ, THE PRELIMINARY PROXY STATEMENT, ANY AMENDMENTS THERETO, THE DEFINITIVE PROXY STATEMENT, THE PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION. HOWEVER, THIS DOCUMENT WILL NOT CONTAIN ALL THE INFORMATION THAT SHOULD BE CONSIDERED CONCERNING THE PROPOSED TRANSACTION. IT IS ALSO NOT INTENDED TO FORM THE BASIS OF ANY INVESTMENT DECISION OR ANY OTHER DECISION IN RESPECT OF THE PROPOSED TRANSACTION. Now that the Registration Statement has been declared effective, Colombier has mailed the definitive proxy statement/prospectus and a proxy card to each stockholder of Colombier as of the record date for the special meeting of Colombier stockholders for voting on the Proposed Transaction. Stockholders and other interested persons are also able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, the Registration Statement and other documents filed by Colombier with the SEC that are incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov. Stockholders are urged to read these materials (including any amendments or supplements thereto) and any other relevant documents in connection with the Proposed Transaction that Colombier has filed or will file with the SEC, when they become available, because they do or will contain important information about Colombier, PublicSq., and the Proposed Transaction.

Colombier’s stockholders will also be able to obtain a copy of such documents, without charge, by directing a request to: Colombier Acquisition Corp., 214 Brazilian Avenue, Suite 200-J, Palm Beach, FL 33480; e-mail: ir@colombierspac.com. These documents, once available, can also be obtained, without charge, at the SEC’s website www.sec.gov.

Participants in Solicitation

Colombier, PublicSq. and their respective directors and executive officers may be deemed participants in the solicitation of proxies of Colombier’s stockholders in connection with the Proposed Transaction. Colombier’s stockholders and other interested persons may obtain more detailed information regarding the names, affiliations, and interests of certain of Colombier executive officers and directors in the solicitation by reading Colombier’s final prospectus filed with the SEC on June 9, 2021 in connection with Colombier’s initial public offering, Colombier’s Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the SEC on March 24, 2023 and Colombier’s other filings with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the Proposed Transaction, which may, in some cases, be different from those of stockholders generally, are set forth in the Registration Statement. These documents can be obtained free of charge from the source indicated above.

No Offer or Solicitation

Neither the dissemination of this press release nor any part of its contents is to be taken as any form of commitment on the part of Colombier or PublicSq. or any of their respective affiliates to enter any contract or otherwise create any legally binding obligation or commitment. This press release shall not constitute or form part of any offer or invitation to sell, or any solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transaction. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. This press release is not, and under no circumstances is to be construed as, a prospectus, a public offering, or an offering memorandum as defined under applicable securities laws and shall not form the basis of any contract. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended or an exemption therefrom.

Forward-Looking Statements

This communication may contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, and for purposes of the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. Any statements other than statements of historical fact contained herein are forward-looking statements. Such forward-looking statements include, but are not limited to, expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding PublicSq. and the Proposed Transaction and the future held by the respective management teams of Colombier or PublicSq., the anticipated benefits and the anticipated timing of the Proposed Transaction, future financial condition and performance of PublicSq. and expected financial impacts of the Proposed Transaction (including future revenue, pro forma enterprise value and cash balance), the satisfaction of closing conditions to the Proposed Transaction, financing transactions, if any, related to the Proposed Transaction, the level of redemptions of Colombier’s public stockholders and the products and markets and expected future performance and market opportunities of PublicSq. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “could,” “expect,” “estimate,” “future,” “intend,” “may,” “might,” “strategy,” “opportunity,” “plan,” “project,” “possible,” “potential,” “project,” “predict,” “scales,” “representative of,” “valuation,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, without limitation: (i) the risk that the Proposed Transaction may not be completed in a timely manner or at all, which may adversely affect the price of Colombier’s securities, (ii) the risk that the Proposed Transaction may not be completed by Colombier’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Colombier, (iii) the failure to obtain the approval of the Proposed Transactions from the stockholders of Colombier and PSQ, respectively, (iv) the failure to obtain regulatory approvals, as applicable, required to consummate the Proposed Transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vi) the effect of the announcement or pendency of the Proposed Transaction on PublicSq.’s business relationships, operating results, and business generally, (vii) risks that the Proposed Transaction disrupts current plans and operations of PublicSq., (viii) the outcome of any legal proceedings that may be instituted against PublicSq. or against Colombier related to the Merger Agreement or the Proposed Transaction, (ix) the ability to satisfy and maintain the listing of Colombier’s securities on the New York Stock Exchange or another national securities exchange, (x) changes in the competitive industries and markets in which PublicSq. operates; variations in performance across competitors, changes in laws and regulations affecting PublicSq.’s business and changes in the combined capital structure, (xi) the ability to implement business plans, growth, marketplace and other expectations after the completion of the Proposed Transaction, and identify and realize additional opportunities, (xii) the potential inability of PublicSq. to achieve its business and consumer growth and technical development plans, (xiii) the ability of PublicSq. to enforce its current or future intellectual property, including patents and trademarks, along with potential claims of infringement by PublicSq. of the intellectual property rights of others, (xiv) risk of loss of key influencers, media outlets and promoters of PublicSq.’s business or a loss of reputation of PublicSq. or reduced interest in the mission and values of PublicSq. and the segment of the consumer marketplace it intends to serve and (xv) the risk of economic downturn, increased competition, a changing regulatory landscape and related impacts that could occur in the highly competitive consumer marketplace, both online and through “bricks and mortar” operations. The foregoing list of factors is not exhaustive. Recipients should carefully consider such factors and the other risks and uncertainties described and to be described in the “Risk Factors” section of Colombier’s IPO prospectus filed with the SEC on June 9, 2021, Colombier’s Annual Report on Form 10-K filed for the year ended December 31, 2022, as filed with the SEC on March 24, 2023, and subsequent periodic reports filed by Colombier with the SEC, the Registration Statement and other documents filed or to be filed by Colombier from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Recipients are cautioned not to put undue reliance on forward-looking statements, and neither PublicSq. nor Colombier assume any obligation to, nor intend to, update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Neither PublicSq. nor Colombier gives any assurance that either PublicSq. or Colombier, or the combined company, will achieve its expectations.

Information Sources; No Representations

This press release has been prepared for use by Colombier and PublicSq. in connection with the Proposed Transaction. The information therein does not purport to be all-inclusive. The information therein is derived from various internal and external sources, with all information relating to the business, past performance, results of operations and financial condition of Colombier derived entirely from Colombier and all information relating to the business, past performance, results of operations and financial condition of PublicSq. derived entirely from PublicSq. No representation is made as to the reasonableness of the assumptions made with respect to the information therein, or to the accuracy or completeness of any projections or modeling or any other information contained therein. Any data on past performance or modeling contained therein is not an indication as to future performance.

No representations or warranties, express or implied, are given in respect of the communication. To the fullest extent permitted by law, under no circumstances will Colombier or PublicSq., or any of their respective subsidiaries, affiliates, shareholders, representatives, partners, directors, officers, employees, advisors or agents, be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of the this communication (including without limitation any projections or models), any omissions, reliance on information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith, which information relating in any way to the operations of PublicSq. has been derived, directly or indirectly, exclusively from PublicSq. and has not been independently verified by Colombier. Neither the independent auditors of Colombier nor the independent auditors of PublicSq. audited, reviewed, compiled or performed any procedures with respect to any projections or models for the purpose of their inclusion in the communication and, accordingly, neither of them expressed any opinion or provided any other form of assurances with respect thereto for the purposes of the communication.

14